UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

The Securities Exchange Act of 1934

For August 2013

Commission File Number: 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation or organization)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

Tel No: (011 31 70) 377 9111

(Address of principal executive officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Royal Dutch Shell plc (the “Registrant”) is filing the following exhibits on this Report on Form 6-K, each of which is hereby incorporated by reference:

Exhibit No.	Description

1.1	Underwriting Agreement, dated August 7, 2013, between Royal Dutch Shell plc, Shell International Finance B.V., Barclays Capital Inc., Deutsche Bank Securities Inc. and Morgan Stanley & Co. LLC.

5.1	Opinion of Slaughter and May, English solicitors to Royal Dutch Shell plc, as to certain matters of English law relating to the Guarantees of Royal Dutch Shell plc.

5.2	Opinion of Cravath, Swaine & Moore LLP, U.S. legal advisors to Royal Dutch Shell plc and Shell International Finance B.V., as to the validity of the Senior Debt Securities issued as a matter of New York law.

5.3	Opinion of De Brauw Blackstone Westbroek London B.V., Dutch legal advisors to Shell International Finance B.V., as to certain matters of Dutch law relating to the Senior Debt Securities of Shell International Finance B.V.

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-177588 and 333-177588-01).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By:	/s/ Michiel Brandjes

	Name:	Michiel Brandjes
	Title:	Company Secretary

Date: August 8, 2013